16003468

SEC Mail Processing Section

FEB 25 2016

Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-40862

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CP INVESTMENTS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 11th floor
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga (310) 272-1300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

555 West 5th Street, Suite 2700 (ADDRESS) Number and Street; Los Angeles, City; California State; 90013-1010 Zip Code

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Matthew Prinn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to CP Investments LLC (the "Company") for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

See Attached Jurat
Notary Public

CP Investments LLC
Table of Contents

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, see Note 7 to Financial Statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, see Note 7 to Financial Statements)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
( )	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 19th day of February, 20 16, by Matthew Prinn

____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ALEXANDRA L. SMITH
Commission # 2127125
Notary Public - California
Los Angeles County
My Comm. Expires Sep 18, 2019

(Seal) Signature Alexandra L. Smith

CP INVESTMENTS LLC
(A Wholly Owned Subsidiary of CANYON PARTNERS LLC)
(SEC I.D. No. 8-40862)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2015,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
******

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013 – 1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
CP Investments LLC

We have audited the accompanying statement of financial condition of CP Investments LLC (the "Company") as of December 31, 2015, and the related statements of operations, cash flows, and changes in members' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CP Investments LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 19, 2016

CP INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH (Note 2)	$381,557
PREPAID AND OTHER ASSETS	36,112
TOTAL	$417,669

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 15,644
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S CAPITAL	402,025
TOTAL	$417,669

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUES — Placement agent service fees and other (Note 2)	$ 460,336
EXPENSES:	
Professional fees	78,598
General, administrative, and other (Note 3)	527,444
Total expenses	606,042
NET LOSS	$ (145,706)

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2015

	Member's Capital
BALANCE — January 1, 2015	$397,731
Contributions	150,000
Net loss	(145,706)
BALANCE — December 31, 2015	$402,025

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (145,706)
Adjustments to reconcile net loss to net cash provided by operating activities — changes in assets and liabilities:	
Prepaid and other assets	11,780
Accounts payable and accrued expenses	(19,321)
Net cash used in operating activities	(153,247)
CASH FLOWS FROM INVESTING ACTIVITIES - Return of deposits with clearing broker	200,000
CASH FLOWS FROM FINANCING ACTIVITIES - Contributions	150,000
NET INCREASE IN CASH	196,753
CASH — Beginning of year	184,804
CASH — End of year	$ 381,557

See notes to financial statements.

1. NATURE OF OPERATIONS

CP Investments LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company provides placement agent services to certain private funds advised by affiliated entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the 1934 Act for brokers and dealers in securities.

Cash — Cash includes cash in a deposit account.

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities transactions and securities transactions of the Company are recorded on a trade-date basis. There were no securities transactions outstanding or during the year.

Placement Agent Service Fees — Prior to March 1, 2015, the Company earned placement agent service fees from Canyon Capital Advisors LLC ("CCA"). Under amended placement agent agreements, effective March 1, 2015, in addition to CCA, the Company also earns fees from ICE Canyon LLC ("ICE") and Canyon Partners Real Estate LLC ("CPRE"), with respect to the Company's engagement to provide certain agreed-upon services in connection with identifying prospective investors that may invest in the limited partner interests or other similarly styled equity interests of one or more investment entities and/or any parallel funds managed by CCA, ICE, and CPRE. Placement agent service fees are recognized when the underlying services rendered are completed in accordance with the terms of the agreements.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management relate primarily to accrued income and expenses.

Recent Accounting Pronouncements — On May 28, 2014, the Financial Accounting Standards Board (FASB) and International Accounting Standards Board (IASB) issued Accounting Standards Codification (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606),* to outline a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers which will supersede most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that "an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted

to approve a one-year deferral of the effective date of the new revenue guidance for both public and nonpublic entities reporting under U.S. GAAP. In August 2015, FASB issued its final standard formally amending the effective date. For nonpublic entities, the amended guidance defers the effective date of the new guidance for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluating the disclosure requirements, and any impact the disclosures will have on the Company's accompanying financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company has an agreement in place with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. For the year ended December 31, 2015, $460,335 was incurred in expenses for these services and is included in "*general, administrative, and other*" in the statement of operations. The payment was made in full in 2015. As previously indicated, the Company earns placement agent service fees from affiliated entities that include CCA, ICE, and CPRE. For the year ended December 31, 2015, $460,335 was included in "*revenues*" in the statement of operations for such fees. Additionally, the Company has a letter of support from the Parent that the Parent will be willing and able to provide capital contributions when needed to ensure the ability to continue as a going concern. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

The Company received the capital contributions of $150,000 from the Parent in 2015.

4. INCOME TAXES

As a limited liability company, no provision for federal or state taxes is made in the accompanying financial statements, as the Company is not subject to income taxes. The Parent is responsible for reporting income or loss to the extent required by the federal and state income tax laws and regulations.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. As of and during the year ended December 31, 2015, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. In addition, the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense related to unrecognized tax benefits has been recorded in the accompanying financial statements.

The Company will continue to review any conclusions reached regarding uncertain tax positions that may be subject to review and adjustment at a later date based on ongoing analysis of tax laws, regulations, and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of other expense and income tax expense, respectively.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are 2012, 2013 and 2014 for federal tax purposes and 2011, 2012, 2013 and 2014 for California state tax purposes.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2015, the Company had net capital of $365,913, which is $115,913 in excess of required net capital.

6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company no longer has a clearing broker effective January 1, 2015. The Company decided not to initiate a new clearing arrangement. The Company decided to terminate the agreement for two reasons: (i) JP Morgan Clearing Corporation's decision to merge with Fidelity's National Financial and (ii) the Company's current services do not require the use of a clearing broker. In the future, should the Company's services require the use of a clearing broker, the Company will follow the necessary process to retain a new clearing broker before offering such services. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

7. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

SUPPLEMENTAL SCHEDULES

CP INVESTMENTS LLC **SCHEDULE g**

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2015

TOTAL MEMBER'S CAPITAL FROM STATEMENT OF FINANCIAL CONDITION	$402,025
LESS DEDUCTIONS AND/OR CHARGES	
Prepaid and other assets	36,112
NET CAPITAL	365,913
MINIMUM NET CAPITAL REQUIRED (Greater of 2% of aggregate debit items or $250,000)	250,000
EXCESS NET CAPITAL	$115,913
NET CAPITAL IN EXCESS OF 120% OF MINIMUM NET CAPITAL REQUIREMENT	$ 65,913

Note: There were no material differences between the above Computation of Net Capital Under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2015 filed on January 13, 2016.

CP INVESTMENTS LLC

SCHEDULE h

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(ii).

CP INVESTMENTS LLC

SCHEDULE I

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).